Exhibit 99.1

Aeterna Zentaris Inc.

Condensed Interim Consolidated Financial Statements

As of June 30, 2023, and for the three and six months ended June 30, 2023, and 2022

(In thousands of US dollars)

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	2
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	4
Condensed Interim Consolidated Statements of Cash Flows	5
Notes to Condensed Interim Consolidated Financial Statements	6

1

Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

(Unaudited)

	As of June 30, 2023	As of December 31, 2022
	$	$
ASSETS
Current assets
Cash and cash equivalents	42,186	50,611
Trade and other receivables	185	732
Inventory	93	229
Income taxes receivable	792	1,428
Prepaid expenses and other current assets	2,637	2,488
Total current assets	45,893	55,488

Non-current assets
Restricted cash equivalents	325	322
Property and equipment	265	216
Total non-current assets	591	538
Total assets	46,483	56,026

LIABILITIES
Current liabilities
Payables and accrued liabilities	3,572	3,828
Provisions	49	45
Income taxes payable	109	108
Deferred revenues (note 3)	202	2,949
Lease liabilities	145	114
Total current liabilities	4,077	7,044

Non-current liabilities
Deferred revenues (note 3)	1,580	1,684
Deferred gain	111	110
Lease liabilities	85	65
Employee future benefits (note 4)	11,381	11,159
Provisions	170	188
Total non-current liabilities	13,327	13,206
Total liabilities	17,404	20,250

Shareholders’ equity
Share capital (note 5)	293,410	293,410
Warrants	5,085	5,085
Contributed surplus	90,654	90,332
Deficit	(358,936)	(352,084)
Accumulated other comprehensive loss	(1,134)	(967)
Total Shareholders’ equity	29,079	35,776
Total liabilities and shareholders’ equity	46,483	56,026

Commitments (note 9)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Dennis Turpin
Carolyn Egbert, Chair of the Board	Dennis Turpin, Director

2

Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the six months ended June 30, 2023, and 2022

(In thousands of US dollars)

(Unaudited)

	Share capital	Warrants	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
	$	$	$	$	$	$
Balance – January 1, 2023	293,410	5,085	90,332	(352,084)	(967)	35,776
Net loss	-	-	-	(6,772)	-	(6,772)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(167)	(167)
Actuarial loss on defined benefit plans (note 4)	-	-	-	(80)	-	(80)
Comprehensive loss				(6,852)	(167)	(7,019)
Share-based compensation costs	-	-	322	-	-	322
Balance – June 30, 2023	293,410	5,085	90,654	(358,936)	(1,134)	29,079

	Share capital	Warrants	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
	$	$	$	$	$	$
Balance – January 1, 2022	293,410	5,085	89,788	(334,619)	(678)	52,986
Net loss	-	-	-	(6,856)	-	(6,856)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	79	79
Actuarial gain on defined benefit plans	-	-	-	8,025	-	8,025
Comprehensive income				1,169	79	1,248
Share-based compensation costs	-	-	60	-	-	60
Balance – June 30, 2022	293,410	5,085	89,848	(333,450)	(599)	54,294

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and six months ended June 30, 2023, and 2022

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Revenues (note 3)	2,246	(222)	4,374	1,295

Expenses
Cost of sales	139	13	156	92
Research and development	2,929	2,398	6,941	4,788
Selling, general and administrative	2,033	2,083	4,339	3,944
Total expenses	5,101	4,494	11,436	8,824

Loss from operations	(2,855)	(4,716)	(7,062)	(7,529)

Gain (loss) due to changes in foreign currency exchange rates	27	502	(32)	676
Interest income	307	-	320	-
Other finance income (costs)	3	(2)	2	(3)
Net finance income	337	500	290	673

Loss before income taxes	(2,518)	(4,216)	(6,772)	(6,856)

Income tax recovery	-	-	-	-
Net loss	(2,518)	(4,216)	(6,772)	(6,856)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	3	42	(167)	79
Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans (note 4)	83	5,276	(80)	8,025
Comprehensive (loss) income	(2,432)	1,102	(7,019)	1,248

Basic and diluted loss per share (note 7)	(0.52)	(0.87)	(1.39)	(1.41)

Weighted average number of shares outstanding (basic and diluted)	4,855,876	4,855,876	4,855,876	4,855,876

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2023, and 2022

(In thousands of US dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(2,518)	(4,216)	(6,772)	(6,856)
Items not affecting cash and cash equivalents:
Provisions	18	7	10	5
Depreciation and amortization	44	35	84	71
Share-based compensation costs	306	33	323	60
Employee future benefits	130	98	265	197
Amortization of deferred revenues	(794)	124	(1,554)	(704)
Net foreign exchange differences	(9)	(513)	(1)	(687)
Other non-cash items	5	495	5	509
Refund (payment) of income taxes	647	(51)	647	830
Changes in operating assets and liabilities (note 6)	(2,122)	(862)	(1,361)	264
Net cash used in operating activities	(4,293)	(4,850)	(8,354)	(6,311)

Cash flows from financing activities
Payments on lease liabilities	(42)	(34)	(80)	(68)
Net cash used in financing activities	(42)	(34)	(80)	(68)

Cash flows from investing activities
Purchase of property and equipment	(3)	(42)	(5)	(48)
Net cash used in investing activities	(3)	(42)	(5)	(48)

Effect of exchange rate changes on cash and cash equivalents	(36)	(513)	14	(716)

Net change in cash and cash equivalents	(4,374)	(5,439)	(8,425)	(7,143)
Cash and cash equivalents – Beginning of period	46,560	63,596	50,611	65,300
Cash and cash equivalents – End of period	42,186	58,157	42,186	58,157

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2023, and for the three and six months ended June 30, 2023, and 2022

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

1. Business overview

Summary of business

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen® (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed under the tradename Ghryvelin™ in the European Economic Area and the United Kingdom through an exclusive licensing agreement with Pharmanovia. The Company’s several other license and commercialization partners are also seeking approval for commercialization of macimorelin in Israel and the Palestinian Authority, the Republic of Korea, Turkey and several non-European Union Balkan countries. The Company is actively pursuing business development opportunities for the commercialization of macimorelin in North America, Asia and the rest of the world.

The Company is also dedicated to the development of therapeutic assets and has taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the “Board”) on August 8, 2023.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board.

The unaudited condensed interim consolidated financial statements do not include all the notes normally included in annual consolidated financial statements. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of and for the year ended December 31, 2022.

The accounting policies used in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements.

New standards and amendments

Effective January 1, 2023, the Company adopted the Disclosure of Accounting Policies (amendments to IAS 1 and IFRS Practice Statement 2). The amendments to IAS 1 require that the Company discloses its material accounting policies instead of its significant accounting policies. As a result of the adoption of these amendments, there were no adjustments to the presentation or amounts recognized in the interim financial statements.

Critical accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgements, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

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Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2023, and for the three and six months ended June 30, 2023, and 2022

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgements in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS applicable to interim financial statements. Critical accounting estimates and assumptions, as well as critical judgements used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to the Company’s annual consolidated financial statements as of and for the year ended December 31, 2022.

3. Revenue

The Company derives revenue from the transfer of goods and services over time and at a point in time in the following categories:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	$	$	$	$
License fees	795	(206)	1,554	226
Development services	1,402	(77)	2,741	889
Product sales	-	-	-	57
Royalties	7	24	26	43
Supply chain	42	37	53	80
	2,246	(222)	4,374	1,295

The Company recorded revenue for the transfer of services over time for the three-months ended June 30, 2023, of $2,197 (2022 – ($283)) and the six-months ended June 30, 2023, of $4,295 (2022 - $1,115). While revenue recorded at a point in time for the three-months ended June 30, 2023, was $49 (2022 – $61) and the six-months ended June 30, 2023, was $79 (2022 - $180).

Pharmanovia:

On March 15, 2023, with the Company’s consent, Consilient Health (“CH”) entered into an assignment agreement with Pharmanovia to transfer the current licensing agreement for the commercialization of macimorelin in the European Economic Area and the United Kingdom to Pharmanovia, as well as the current supply agreement pursuant to which the Company agreed to provide the licensed product (together, the “Assignment Agreement”). Also on March 15, 2023, the Company and Pharmanovia entered into an amendment agreement, pursuant to which the Company provided its acknowledgement and consent to the Assignment Agreement and agreed to certain amended terms which do not materially differ from the previous license and supply agreement with CH. Subsequent to the execution of the Assignment Agreement, the aggregate amount of the transaction price allocated to the Company’s unsatisfied performance obligations was $1,658 (€1,540), comprised of; the combined adult indication performance obligation of $1,233 (€1,145), and the combined pediatric indication performance obligation of $425 (€395). The Company will continue to recognize revenue over time using an output method based on units of licensed product supplied to Pharmanovia. The total units that the Company expects to supply to Pharmanovia is an estimate, based on current projections and anticipated market demand, and therefore will be a significant judgement that will be relied upon when using the outputs method to recognize revenue.

7

Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2023, and for the three and six months ended June 30, 2023, and 2022

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

Novo Nordisk Health Care AG:

On August 26, 2022, Novo provided the Company with a notice of termination of the Novo Amendment. Under the terms of the Novo Amendment, the termination was effective May 23, 2023, upon the completion of a 270-day notice period (“notice period”). Upon termination, the rights and licenses granted by the Company to Novo under the Novo Amendment returned to the Company, and the Company regained full rights to continue the clinical development and future commercialization of Macrilen™. Following the notice of termination and throughout the 270-day notice period, as per the terms of the Novo Amendment, Novo continued to fund DETECT-trial costs up to $10.1 million (€9.4 million). As of May 23, 2023, the Company recognized all remaining license fees associated with the Pediatric indication and development services revenue previously recorded in deferred revenue.

Liabilities related to contracts with customers

The following table provides a summary of deferred revenue balances:

	June 30, 2023
	Current	Non-current	Total
	$	$	$
Novo Nordisk Health Care	-	-	-
Pharmanovia	193	1,459	1,652
NK Meditech	9	121	130
	202	1,580	1,782

	December 31, 2022
	Current	Non-current	Total
	$	$	$
Novo Nordisk Health Care	2,914	-	2,914
Consilient Health	35	1,556	1,591
NK Meditech	-	128	128
	2,949	1,684	4,633

8

Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2023, and for the three and six months ended June 30, 2023, and 2022

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

4. Employee future benefits

The change in the Company’s employee future benefit obligations is summarized as follows:

	Six months ended June 30, 2023			Year ended December 31, 2022
	Pension	Other
	benefit plans	benefit plans	Total	Total
	$	$	$	$
Change in plan liabilities
Balances – Beginning of the period	21,657	93	21,750	29,412
Current service cost	63	6	69	142
Interest cost	400	2	402	295
Actuarial loss (gain) from changes in financial assumptions	143	-	143	(5,915)
Benefits paid	(380)	-	(380)	(752)
Impact of foreign exchange rate changes	261	1	262	(1,432)
Balances – End of the period	22,144	102	22,246	21,750

Change in plan assets
Balances – Beginning of the period	10,591	-	10,591	11,927
Interest income from plan assets	198	-	198	120
Employer contributions	14	-	14	45
Employee contributions	8	-	8	10
Benefits paid	(136)	-	(136)	(247)
Remeasurement of plan assets	63	-	63	(641)
Impact of foreign exchange rate changes	127	-	127	(623)
Balances – End of the period	10,865	-	10,865	10,591

Net liability of the unfunded plans	10,867	102	10,969	10,787
Net liability of the funded plans	412	-	412	372
Net amount recognized as Employee future benefits	11,279	102	11,381	11,159

Amounts recognized:
In net loss	257	8	265	295
Actuarial (loss) gain on defined benefit plans in other comprehensive (loss) income	(80)	-	(80)	5,262

The calculation of the employee future benefit obligation is sensitive to the discount rate assumption and other assumptions such as the rate of the pension benefit increase. Discount rates were 3.70% as of June 30, 2023, and 3.75% as of December 31, 2022, causing the variances in the actuarial loss (gain) on defined benefit plan during the six months ended June 30, 2023.

9

Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2023, and for the three and six months ended June 30, 2023, and 2022

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

5. Shareholders’ equity

Share capital

The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

	Common shares	Amount
	#	$
Balance – December 31, 2022	4,855,876	293,410

	-	-
Balance – June 30, 2023	4,855,876	293,410

On July 15, 2022, the Company’s shareholders and board of directors approved an amendment to the Company’s articles of incorporation to effect a 1-for-25 share consolidation (reverse split) of the Company’s common shares. The Company’s outstanding stock options, DSUs and warrants were also adjusted to reflect the 1-for-25 share consolidation (reverse split) of the Company’s common shares. Accordingly, all common shares, DSU, warrants, stock options and per share amounts in these interim condensed consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the share consolidation (reverse split). Outstanding warrant and stock options were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased. The share consolidation (reverse split) was affected on July 21, 2022.

Share-based compensation

On January 17, 2023, the Company granted 14,000 (2022 – 2,000) stock options under the Long-Term Incentive Plan. The stock options have a term of seven years and will vest over a period of three years. The fair value at grant date is estimated using a Black-Scholes option pricing model, considering the terms and conditions upon which the options were granted, using the following assumptions:

	June 30, 2023	June 30, 2022
Expected dividend yield	$0.00	$0.00
Expected volatility	104.46%	115.75%
Risk-free annual interest rate	3.56%	1.59%
Expected life (years)	5.45	5.72
Share price	$3.75	$8.88
Exercise price	$3.75	$8.88
Grant date fair value	$2.99	$7.47

The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued.

10

Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2023, and for the three and six months ended June 30, 2023, and 2022

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

The compensation expense for the three months ended June 30, 2023, was $22 (2022 – $33) and the six months ended June 30, 2023, was $39 (2022 – $60) recognized over the vesting period. Option activity for the six months ended June 30, 2023, and 2022, was as follows:

	Stock options	Weighted average exercise price
	#	$
Balance – January 1, 2023	42,030	20.05
Granted	14,000	3.75
Balance – June 30, 2023	56,030	15.98

	Stock options	Weighted average exercise price
	#	$
Balance – January 1, 2022	43,455	22.00
Granted	2,000	8.88
Cancelled / Forfeited	(2,399)	10.98
Balance – June 30, 2022	43,056	21.95

Deferred share units

On June 14, 2023, the Company granted 100,000 (2022 – nil) DSUs under the Long-Term Incentive Plan. The compensation expense for the three and six months ended June 30, 2023, was $284 (2022 - $nil) and is presented in selling, general and administrative expenses. DSU activity for the six months ended June 30, 2023, are:

	2023	2022
	#	#
Balance – January 1,	96,920	16,920
Granted	100,000	-
Balance – June 30,	196,920	16,920

11

Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2023, and for the three and six months ended June 30, 2023, and 2022

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

6. Supplemental disclosure of cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	199	(255)	402	220
Inventory	135	-	140	(206)
Prepaid expenses and other current assets	(748)	(1,471)	(122)	(759)
Payables and accrued liabilities	(398)	(40)	(163)	119
Deferred revenues	(1,205)	1,001	(1,359)	1,008
Provision for restructuring and other costs	4	-	(5)	-
Employee future benefits	(109)	(97)	(254)	(118)
	(2,122)	(862)	(1,361)	264

7. Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	$	$	$	$
Net loss	(2,518)	(4,216)	(6,772)	(6,856)
Basic and diluted weighted-average shares outstanding	4,855,876	4,855,876	4,855,876	4,855,876

Basic and diluted loss per share	(0.52)	(0.87)	(1.39)	(1.41)

Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
Stock options and DSUs	252,950	62,375	252,950	62,375
Warrants	457,648	457,648	457,648	457,648

8. Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

12

Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of June 30, 2023, and for the three and six months ended June 30, 2023, and 2022

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

9. Commitments

Significant expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

TOTAL
$
Less than 1 year	7,586
1 - 3 years	151
4 - 5 years	37
More than 5 years	-
7,774

In 2021, the Company executed various agreements including in-licensing and similar arrangements with development partners. Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty. The Company may have to pay up to $38,887 upon achieving certain sales volumes, regulatory or other milestones related to specific products.

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